Oro Capital Corporation
23 Dassan Island Drive
Plettenberg Bay, 6600 South Africa
Telephone: +27764965865

May 28, 2013

John Reynolds, Assistant Director
Jay Williamson, Esq.
James Lopez
Division of Corporation Finance
U. S. Securities & Exchange Commission
Washington, DC 20549

Re:  Oro Capital Corporation
Amendment Number 2 to Registration Statement on Form S-l
Filed March 18, 2013 File No. 333-185103

Dear Mr. Reynolds, et. al.

Thank you for your comment letter dated March 24, 2013.

We have amended our registration statement and provided the requested information.  For the convenience of the Staff, we have restated each comment with our response below.

Further, we have emailed a “Word” copy to the Staff that has been marked to show changes to that the additions and deletions can be readily discerned.

Risk Factors, page 11

1.        We reissue prior comment three from our letter dated May 10, 2013. The disclosure on page 11 indicates Mr. Aaron “has agreed to advance monies on behalf of the company.” However, the agreement filed in response to our comment does not obligate him to do so. Please revise your disclosure accordingly or advise why no revision is necessary.

Response:We have updated the promissory note previously filed to include future advances by Mr. Aaron up to a total of $45,000 and have added discussion to the Risk Factors and Certain Transactions sections.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

2.        We note the revised text on page 19 and elsewhere regarding a “recommended” course of action, including the three phases of exploration. We also note that you do not have any employees and state that you have not yet engaged a third party independent contractor. Please revise here and the statement on page 11 regarding unaffiliated third parties having assessed the property to identify who recommended your business plan and assessed the property.

Response:Oro Capital Corporation relied on the expert opinion and recommendations of Mr. Duncan Bain, Professional Geoscientist and whose Consent has been filed as an exhibit to S-1.  We have added discussion to that effect in the MDA section.

John Reynolds, Assistant Director
Jay Williamson, Esq.
James Lopez
Division of Corporation Finance
U. S. Securities & Exchange Commission
May 28, 2013

3.        We note the revised text on page 21 referencing the $3,072 assessment due August 7, 2013. Please clarify, if true, that you do not currently have the funds available to make this assessment and address the impact to you and the offering of your failure to timely pay the assessment. After reviewing your response, we may have further comment.

Response:We have addressed this in the future advances promissory note from Mr. Aaron and have included a discussion that the Company expects to request an advance from Mr. Aaron to cover these expenses.

Exhibits
Exhibit 23.4

4.         Dr. Bain’s consent refers to Gulfstream Capital Corporation and the Snowden Diamond Project instead of Oro Capital and your Shipman Diamond Project. Please revise as appropriate.

Response: We have attached a revised Consent from Dr. Bain.

The Company has endeavored to comply and adequately respond to reach of the Staff’s comments. Further, the Company notes that it is aware of its responsibilities under state and federal securities laws and intends to fully comply with its obligations thereunder. We understand and accept the following:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company has endeavored to comply and adequately respond to reach of the Staff’s comments. Further, the Company notes that it is aware of its responsibilities under state and federal securities laws and intends to fully comply with its obligations thereunder.

Should you require anything further, please let us know.

Thanking you in advance.

Yours very truly,

Oro Capital Corporation

/s/  Danny Aaron
      Danny Aaron, President and CEO